Main Telephone 804.423.7921 | Main Facsimile 804.230-0024

August 27, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed August 27, 2010
File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11, filed with the Commission on July 16, 2010 (the “Registration Statement—Amendment 1”). Registration Statement—Amendment 1 amended the Company’s Registration Statement on form S-11, filed with the Commission on May 13, 2010 (the “Original Registration Statement”). References in this letter to the “Registration Statement” refer to the Original Registration Statement, as amended. The comments of the Staff with respect to Registration Statement—Amendment 1 are set forth in Ms. Gowetski’s letter, dated August 5, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company. The Company concurrently is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments to Registration Statement—Amendment 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 2.

We are providing each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 2, one copy of which has been marked to reflect changes made to the Registration Statement—Amendment 1. Terms

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used but not otherwise defined in this response letter have the meanings given to them in Amendment No. 2.

General

1.    We have reviewed your response to comment 2 from our letter dated June 9, 2010 and will continue to monitor future amendments to the registration statement.

Response to Comment No. 1

The Company has disclosed in Amendment No. 2 the use of approximately $215 million in the aggregate of the anticipated net proceeds of the offering to (i) repay the indebtedness secured by our in-service contribution properties and (ii) pay the cash portion of the purchase price for the Company’s 15 acquisition properties, and when aggregated with other identified uses of the net proceeds will result in the use of all but a small portion of such net proceeds. Therefore, the Company believes that its offering is not a “blind pool.”

2.    We note that you have provided annualized base rent for your initial properties on page 3 and throughout the tables in the Business and Properties section. Please revise the tables on pages 3 and 95 to also disclose the effective annual rent on a total and per square foot basis to provide appropriate balance. Please refer to Item 15(e) of Form S-11. In addition, please clarify what you mean by “without reference to any operating cost adjustments in such lease” in footnote (3).

Response to Comment No. 2

The tables on pages 3 and 97 of Amendment No. 2 have been revised to disclose the effective annual rent, as well as the effective annual rent per square foot. Likewise, footnote (3) to both tables has been revised to disclose that the cost adjustment is an annual cost of living adjustment related to the portion of rent allocated to operating costs.

Prospectus Summary

3.    We note your response to comment 6 from our letter dated June 9, 2010 and the revised disclosure. We also note that much of the disclosure on pages 5, 6, 7 and 8 appears to be repeated verbatim on pages 82, 83, 88, 89 and 90. We continue to believe that you should revise the summary to highlight those aspects of the offering that are most significant and avoid detailed information that is repeated later in the prospectus. Please revise accordingly.

Response to Comment No. 3

In response to the Staff’s comment and recognizing the importance of making consistent disclosure of material information pertaining to the Company’s offering, the

Company has reduced the disclosure in the Summary in order to highlight what it believes to be the most important features of this offering. Please see the revised disclosure on pages 5, 6, 7 and 8.

4.    We have reviewed your response to comment 8 from our letter dated June 9, 2010. Please revise your disclosures to specifically state that it is management’s opinion that these potential acquisitions are not probable.

Response to Comment No. 4

The paragraph to which comment 4 refers has been removed from Amendment No. 2. The Company has signed contracts for two of the properties referred to in the paragraph referred to in comment 8 from your letter dated June 9, 2010, and disclosure regarding such properties is included in Amendment No. 2. The Company is no longer seeking to acquire the other properties referred to in such paragraph. As described in the Registration Statement, after the filing of Registration Statement — Amendment 1, BC Development Co. was named as the successful bidder for a Veterans Administration (the “VA”) facility to be constructed in Jacksonville, Florida. Upon completion of this offering, the Company will enter into an option agreement that will provide that, assuming this facility is completed and occupied by the VA, the Company will have the right to acquire either the special purpose entity that owns the facility or the facility itself. Because the award of the bid for this facility only recently occurred, and the development of the facility has just begun, at this time the Company is unable to conclude that the acquisition of this facility is probable.

Summary Risk Factors

5.    We note your disclosure on page 34 that neither your charter or bylaws nor the partnership agreement contains any limitations on the amount or percentage of indebtedness. Please revise the summary risk factors to include this information and disclose your target leverage ratio.

Response to Comment No. 5

In response to the Staff’s comment, please see the additional summary risk factor on page 9 and the revised risk factor on page 35 of Amendment No. 2.

Our Organization Structure

6.    Please explain what you mean by “approximately” in referencing the OP units to be acquired or otherwise revise your disclosure to provide the OP units to be acquired.

Response to Comment No. 6

The term, “approximately” has been removed from the disclosure on pages 10 and 152 of Amendment No. 2. The “mid-point price range” referred to on pages 10 and 152 has not been determined. When the mid-point is determined, the disclosure will be revised by further amendment to the Registration Statement to disclose the number of OP units to be acquired.

7.    We note your response to comment 15 from our letter dated June 9, 2010. Please revise your disclosure to identify the natural person who has dispositive and investment power for D’Jac, LLC.

Response to Comment No. 7

In response to the Staff’s comment, please see footnote (2) on pages 10 and 152 of Amendment No. 2.

Risk Factors

8.    We note your disclosure that, in addition to the underwriting discount to be received by Deutsche Bank Securities Inc. and UBS Securities LLC, you expect that Deutsche Bank Securities Inc and UBS Securities LLC will be lenders under the secured revolving credit facility that you expect to enter. Please revise this risk factor to discuss in more detail the risks associated with the fact that two of the underwriters in this offering have an interest in the successful completion of the offering beyond the underwriting discount. Specifically address the risk that Deutsche Bank and UBS each may have a conflict of interest that could affect its objectivity in conducting due diligence for this offering.

Response to Comment No. 8

In response to the Staff’s comment, please see the Company’s revised disclosure on page 54 of Amendment No. 2. The Company believes that the role of affiliates of the underwriters as lenders under the secured revolving credit facility does not impact the underwriters’ objectivity in conducting due diligence for this offering. Apart from due diligence that may have been conducted by the affiliates of the underwriters, each underwriter has conducted its own due diligence review with respect to this offering. The revised disclosure is similar to that contained in other recent registration statements for companies the underwriters for which had affiliates performing the same lending role as affiliates of the Company’s underwriters.

Distribution Policy

9.    Please revise your discussion of footnote (8) to describe how management determined that $0.25 per square foot is a reasonable estimate of recurring capital expenditures.

Response to Comment No. 9

In response to the Staff’s comment, please see the revised disclosure in footnote (9) on page 65 of Amendment No. 2. Note that, for the contribution properties, recurring capital expenditures as of June 30, 2010 were $0.00 per square foot.

10.    Please revise your filing to disclose how you estimated the amount of proceeds from credit facility to be used in financing activities.

Response to Comment No. 10

In response to the Staff’s comment, please see footnote (10) on page 65 of Amendment No. 2.

11.    Please revise your filing to include a subtotal for Total estimated cash flows used in (from) financing activities for the 12 months ending March 31, 2011.

Response to Comment No. 11

In response to the Staff’s comment, please see the revised disclosure on page 64 of Amendment No. 2. Please note that this disclosure now speaks to the 12 months ending June 30, 2011 rather than March 31, 2011.

12.    Please revise your filing to include a subtotal for Estimated cash available for distribution.

Response to Comment No. 12

In response to the Staff’s comment, please see the revised disclosure on page 64 of Amendment No. 2.

13.    Please revise your filing to disclose what percentage of the distribution is expected to be a return of capital.

Response to Comment No. 13

In response to the Staff’s comment, please see the revised disclosure on page 62 of Amendment No. 2.

Management’s Discussion and Analysis

Commitments

14.    Please revise footnotes (1) and (3) to quantify your contractual obligations.

Response to Comment No. 14

In response to the Staff’s comment, please see the revised disclosure in footnotes (1) and (3) on pages 77 and 78 of Amendment No. 2.

Critical Accounting Policies

Revenue Recognition

15.    We note your response to our prior comment 34, specifically that you have a lease where there is a decrease in rent in the seventh year of the non-cancelable term. Please tell us and revise your policy note to disclose how you will present the deferred rent liability. Within your response, please tell us whether the right of offset exists.

Response to Comment No. 15

In response to the Staff’s comment, please see the revised disclosure on page 80 of Amendment No. 2.

Business and Properties

Our Contribution Properties

16.    We note your response did not address our prior comment 39; as such, we will reissue our comment. For each of the Contributed Properties, please disclose the fair value of the contributed properties and the number of OP units issued to acquire these properties.

Response to Comment No. 16

In response to the Staff’s comment, please see the revised disclosure on page 103 of Amendment No. 2.

Management

Selection of Directors

17.    We have reviewed your response to comment 42 from our letter dated June 9, 2010 and reissue the comment in part. Please identify and discuss the specific experience, qualifications, attributes or skills that you considered in identifying your director-nominees on an individual-by-individual basis. Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 17

In response to the Staff’s comment, please see the revised disclosure on pages 132 and 133 of Amendment No. 2.

Material Provisions of Maryland Law and of our Charter and Bylaws

18.    Please revise the introductory paragraph on page 155 to clarify that the following summary describes the material provisions of Maryland law and of your charter and bylaws.

Response to Comment No. 18

In response to the Staff’s comment, please see the revised disclosure on page 164 of Amendment No. 2.

Financial Statements

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Notes to Unaudited Pro Forma Financial Statements

Note 1 – Basis of Presentation

General

19 We note your response to comments 50 through 54. Please be advised that we are continuing to review your responses and that we may have additional comments at a later date.

Response to Comment No. 19

The Company is in receipt of the Staff’s supplemental comment letter, dated August 19, 2010, and has responded thereto in its response letter, dated August 26, 2010.

20. We note your description of adjustment B. Please tell us and disclose in your filing the nature of the adjustment for consideration payable and how you determined it was appropriate to record this adjustment.

Response to Comment No. 20

In response to the Staff’s comment, please see the revised disclosure on page F-9 of Amendment No. 2, to which we refer the Staff for an explanation of the adjustment.

21. We note your response to our prior comment 58 and your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined the adjustment for repayment of indebtedness and elimination of unamortized deferred financing costs are directly attributable to the offering transaction.

Response to Comment 21

We respectfully refer the Staff to our response to comment 58 from the Staff’s previous letter dated June 9, 2010, particularly items b)iv. and c) of our response, in which we addressed the repayment of indebtedness and elimination of unamortized deferred financing costs with regard to why such transactions comply with Article 11 of Regulation S-X. To help clarify, please see the revised captions in the table in Note 2E on page F-11 of Amendment No. 2.

Note 3 – Pro Forma Statements of Operations

22.    We note your response to our prior comment 59 and your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined these adjustments are directly attributable to the offering transaction. Further, it does not appear that the costs incurred during the period by BC Development Co. in pursuing GSA bids for other federal government single-tenant properties is factually supportable.

Response to Comment No. 22

We understand that the Staff’s comment is focused only on BC Development Co.’s costs (as opposed to any other items described in Note 3E on page F-11 or in our response to comment 59 from the Staff’s previous letter dated June 9, 2010). With regard to these BC Development Co. costs, the related pro forma adjustment represents our estimate of actual costs incurred during the period. That estimate is based on BC Development Co.’s actual bid costs, as supported by appropriate vendor invoices and employee records. The estimate involves the allocation of some of such costs between failed General Services Administration bids and other bidding activities. The Company believes that the level of estimation used in determining this pro forma adjustment is not enough to render the adjustment not factually supportable for purposes of including it as a pro forma adjustment.

Combined Financial Statements of US Federal Properties Trust Predecessor

Combined Statements of Ownership Interests

23.    We note that you revised your Combined Statements of Ownership Interests to reflect that your contributions and distributions are net. Please tell us how you determined this presentation is appropriate. Within your response, please reference the authoritative accounting literature management relied upon.

Response to Comment No. 23

In response to the Staff’s comment, please see the revised Combined Statements of Ownership Interests reflecting contributions and distributions on a gross basis on page F-21 of Amendment No. 2.

Combined Statements of Cash Flows

24.    We note your response to our prior comment 63. It does not appear that paragraphs 8 and 9 of ASC 230-10-45 apply to contributions and distributions. Please revise your filing to present your contributions and distributions gross in accordance with paragraph 7 of ASC 230-10-45, or advise.

Response to Comment No. 24

In response to the Staff’s comment, please see the revised Combined Statements of Cash Flows reflecting contributions and distributions on a gross basis on page F-22 of Amendment No. 2.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein and herewith, are responsive to the Staff’s comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire